UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                   TO

Commission File Number 000-27261

CH2M HILL RETIREMENT AND
TAX-DEFERRED SAVINGS PLAN

9191 South Jamaica Street
Englewood, Colorado 80112

(Full title and address of the plan)

CH2M HILL Companies, Ltd.

9191 South Jamaica Street
Englewood, Colorado 80112

(Name of issuer of the security held pursuant to the plan and the address of its principal executive office)

CH2M HILL
RETIREMENT AND TAX-DEFERRED SAVINGS PLAN

Financial Statements and Supplemental Schedules

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

CH2M HILL
RETIREMENT AND TAX-DEFERRED SAVINGS PLAN

Financial Statements and Supplemental Schedules

December 31, 2002 and 2001

Table of Contents

Independent Auditors’ Report – KPMG LLP

Report of Independent Public Accountants – Arthur Andersen LLP

Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2002

Notes to Financial Statements

Supplemental Schedules:
I	Schedule of Assets (Held at End of Year) as of December 31, 2002
II	Schedule of Nonexempt Transactions for the year ended December 31, 2002

Independent Auditors’ Report

The Plan Administrator

CH2M HILL Retirement and
Tax-Deferred Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of CH2M HILL Retirement and Tax-Deferred Savings Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of CH2M HILL Retirement and Tax-Deferred Savings Plan as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated June 26, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 and schedule of nonexempt transactions for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado
May 23, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the
CH2M HILL Retirement and
Tax-Deferred Savings Plan:

We have audited the accompanying statements of net assets available for benefits of CH2M HILL Retirement and Tax-Deferred Savings Plan (the “Plan”) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2001 and schedule of non-exempt transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Denver, Colorado,
June 26, 2002.

The report of Arthur Andersen LLP (Andersen) is a copy of the report previously issued by Andersen on June 26, 2002.  We have not been able to obtain a re-issued report from Andersen.  Andersen has not consented to the inclusion of its report in this Annual Report on Form 11-K.  The report of Andersen refers to the statement of net assets available for benefits as of December 31, 2000 and statement of changes in net assets available for benefits for the year ended December 31, 2001 not included herein.  Because Andersen has not consented to the inclusion of its report in this Annual Report on 11-K, it may be more difficult for you to seek remedies against Andersen and your ability to seek relief against Andersen may be impaired.

CH2M HILL

RETIREMENT AND TAX-DEFERRED SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001
Investments, at contract value (notes 2 and 3):
Common/collective trusts	$58,665,030	$49,708,651

Investments, at fair value (notes 2 and 3):
Mutual funds	254,585,434	300,404,858
Money market funds	36,524,418	27,959,143
Company stock	148,447,016	135,950,024
Loans to participants	6,868,538	6,724,597
Total investments	505,090,436	520,747,273

Receivables:
Employer match contributions	2,853,173	3,214,024
Employer defined contributions	7,496,566	6,408,964
Employee contributions	202,812	120,315
Total receivables	10,552,551	9,743,303
Net assets available for plan benefits	$515,642,987	$530,490,576

See accompanying notes to financial statements.

CH2M HILL

RETIREMENT AND TAX-DEFERRED SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2002

Additions to net assets attributed to:
Net investment gain (loss):
Interest and other income	$6,371,419
Net depreciation in fair value of investments (notes 2 and 3)	(69,396,508)
Net investment loss	(63,025,089)

Contributions:
Employee	41,915,101
Employer match	11,516,367
Employer defined contribution	7,496,566
Rollovers	7,800,898
Total contributions	68,728,932
Total investment loss and contributions	5,703,843

Deductions from net assets attributed to:
Benefits and distributions paid to participants	(20,162,876)
Administrative expenses	(388,556)
Total deductions	(20,551,432)

Net decrease in net assets available for plan benefits	(14,847,589)

Net assets available for plan benefits:
Beginning of year	530,490,576
End of year	$515,642,987

See accompanying notes to financial statements.

CH2M HILL
RETIREMENT AND TAX-DEFERRED SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)                     Plan Description

The following description of the CH2M HILL Retirement and Tax-Deferred Savings Plan (the Plan) is provided for general informational purposes only. Participants and all others should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established and sponsored by CH2M HILL Companies, Ltd. (the Company or Plan Sponsor) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC. The Plan may be adopted by Affiliated Employers of the Plan Sponsor (Affiliated Employers). As of January 1, 2000, most domestic Affiliated Employers have adopted the Plan. Some of these Affiliated Employers have adopted different provisions relating to eligibility, defined contributions, and matching contributions as described in the plan document. The Company and its Affiliated Employers that have adopted the Plan are herein after referred to as “Member Employers.” The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Plan benefits are not guaranteed by the Pension Benefit Guaranty Corporation.

Plan Amendment and Restatements and Plan Merger

Effective January 1, 2000, the plan document was amended and restated to permit participants to invest their pre-tax salary deferral contributions in the Company’s stock and to recognize the fact that there is an internal trading market for the Company’s stock. The internal trading market initiated January 1, 2000, is described in note 2. The amendment and restatement also included changes required by the Small Business Job Protection Act of 1996, the General Agreement on Tariffs and Trade and Uniformed Services Employment and Reemployment Rights Act of 1994.

Effective June 1, 2000, the Plan was again amended to comply with other legislative changes and also to merge the CH2M HILL Employee Stock Plan into the Plan as of that date.

During 2002, the Plan was amended to allow eligible employees to contribute up to 50% of their base compensation, subject to statutory limitations, and to allow for catch up contributions for certain participants who have reached the age of 50.

Eligibility

All employees are eligible to participate in the Plan except leased employees, temporary employees, and employees of Affiliated Employers that have not adopted the 401(k) plan. Industrial Design Corporation and Paragon Structural Design, Inc. employees are eligible to participate in the Plan during the first full pay-period they are employed, Operations Management International employees are eligible on the first day of the month following date of hire, and all other employees of Member Employers are eligible on date of hire. If a participant does not enroll in the Plan on their normal enrollment date, employees may join the Plan quarterly on January 1, March 1, July 1, and October 1, once the above eligibility requirements are met.

Employee Contributions

A participating employee may elect to contribute from 1% to 50% of his or her total annual compensation, as defined, as a pre-tax salary deferral contribution subject to an IRC limitation of $11,000 in 2002.

Employer Matching Contributions

Each Member Employer may take a discretionary matching contribution for their respective eligible participants employed on the last day of the quarter and for retired, disabled, or deceased participants who terminated employment during the quarter. The Company, CH2M HILL, Inc., CH2M HILL Constructors, Inc., Operations Management International, CH2M HILL International, PAL, Telecom Group, LLC, Paragon Structural Design, Inc., and Industrial Design Corporation have elected to make matching contributions for the year ended December 31, 2002.

Member Employers’ matching contribution, if any, is determined annually by the Company and each participating Affiliated Employer. For the year ended December 31, 2002, Industrial Design Corporation matched 100% up to 4% of each participant’s base pay, Operations Management International matched 50% of each of its participant’s deferral contribution capped at $200 per plan year, and all other Member Employers matched 81% up to the first 4% of each employee’s base pay contributed to the Plan by the employee. Employer matching contributions are made in cash and invested in the same manner as the employee’s contribution.

Defined Contributions

Each Member Employer may also make a discretionary profit sharing contribution (defined contribution) for 1) active participants who completed at least 1,000 hours of service during the plan year and who were employed at the Plan’s year-end, 2) retired participants (at age 65, or at age 55 if they have completed at least five years of service), disabled or deceased participants who terminated employment during the plan year, and 3) certain participants rehired during the plan year. The Company, CH2M HILL, Inc., CH2M HILL Constructors, Inc., CH2M HILL International, Ltd., and Industrial Design Corporation have elected to make defined contributions for the year ended December 31, 2002.

Defined contributions, if any, are determined annually by the Company and each participating Affiliated Employer. Defined contribution amounts are allocated to participant accounts in proportion that each participant’s compensation bears to the total compensation paid to all eligible participants of their respective Member Employer. Defined contributions to the Plan are nonparticipant-directed and normally invested entirely in the Company’s stock.

Annual defined contributions made by various Member Employers during 2002 were 2% of base compensation and was made in the Company’s stock.

Vesting

Participants are immediately vested in their salary deferral contributions and transfers from other qualified plans, plus net earnings thereon.

Vesting in employer matching and defined contributions plus net earnings thereon is based on years of service for all Member Employers’ participants except Operations Management International, Inc., as follows:

Years of service	Percentage vested
Less than 2	0%
2	20
3	40
4	60
5	80
6 or more	100

Operations Management International, Inc. participants vest 20% each year and become 100% vested after 5 years of service.

Participants earn one year of credited service for each full year of service, as defined by the plan document.

The value of a participant’s matching contributions and defined contributions shall become fully vested upon death, disability, attainment of age 65, or upon reaching age 55 and completion of 5 years of service.

Forfeitures

In the event a participant terminates before becoming 100% vested in matching contributions and defined contributions plus net earnings thereon, unvested amounts are forfeited. Plan forfeitures as of the last day of the plan year that are not used to restore participant account balances who have incurred 5 consecutive years of break in service, as defined, shall be used to pay administrative expenses or can be used to pay employer contributions to the Plan as determined by the Plan Sponsor. During 2002, approximately $626,000 were used to pay employer contributions and approximately $342,000 were used to pay administrative expenses of the Plan. Unapplied forfeitures as of December 31, 2002 and 2001 were approximately $2,003,000 and $2,435,000, respectively.

Withdrawals

Benefits equal to the vested value of a participant’s account are payable upon retirement, termination, disability, or death in the form of a lump-sum payment. In addition, hardship withdrawals are also available under certain circumstances as described by the plan document. The trustees determine the time and manner of payment.

Loans

Participants may borrow from their vested account balances a minimum of $1,000 up to a maximum of $50,000, reduced by the highest outstanding loan balance during the preceding 12-month period. However, loans may not exceed the lesser of their salary deferral contributions or 50% of their vested account balance. The loans are secured by the vested balance in the participant’s account. Loans with terms of five years or less bear interest at a rate equal to the interest rate charged by the CH2M HILL Federal Credit Union for a loan secured by new titled equipment and having the same term as the loan from the Plan. For loans with terms of over five years, the interest rate shall equal the interest rate charged by the CH2M HILL Federal Credit Union for a second mortgage loan. Interest rates ranged from 5.50% to 6.75% at December 31, 2002. Loan terms may range from three months to five years or up to 25 years for the purchase of a primary residence. Principal and interest are paid ratably through monthly payroll deductions.

Participant Accounts

A separate account is maintained for each plan participant. Participant contributions are credited to the individual’s account, along with the employer’s matching contribution, if any, an allocable portion of the employer’s defined contribution, if any, and an allocation of the Plan’s net earnings or losses. Earnings and losses for each fund are allocated to the individual accounts on a daily basis. The benefit to which each participant is entitled is the vested portion of the participant’s account.

Investment Options

Participants are offered various investment options in money market funds, a common collective trust, mutual funds, and the Company’s stock in which they may invest their accounts.

Except for investments in the Company’s stock fund, participants may transfer amounts among investment alternatives in accordance with the plan document. Amounts invested in the Company’s stock fund, other than defined contributions, may be transferred into other investment alternatives only as of a quarterly trade date. Amounts invested in investment alternatives other than the Company’s stock fund may not be transferred into the Company’s stock fund.

(2)                     Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Investment Valuation

Shares in money market funds and mutual funds are stated at fair value based on quoted market prices. The fair value of the Company’s stock is determined as discussed below. The investment contract and a common/collective trust are stated at contract value as noted below.

Company Stock

Effective January 1, 2000, certain resolutions adopted by the Company went into effect as follows:

•                               A ten-for-one stock split of the Company’s common stock and Class A preferred stock,

•                               Conversion of all outstanding Class A preferred stock into shares of common stock on a one-for-one basis, and,

•                               The start of a new ownership program for the Company whereby employees are able to buy and sell Company stock, strictly on an internal market.

Internal market trades occur approximately on a quarterly basis and the trading price is the estimated fair market value price as determined by the board of directors utilizing a valuation process, and supported by a quarterly appraisal by an independent third party of the Company.

The investment in the Company’s stock was valued as of December 31, 2002 and 2001 at $11.58 and $10.90 per share, respectively. Both of the valuations were supported by an independent third party appraisal at each of the respective dates.

Common/Collective Trust

Fidelity Managed Income Portfolio II is a common/collective trust which invests in Guaranteed Investment Contracts (GICs) and synthetic GICs. The contracts are carried in the common/collective trust fund’s audited financial statements at cost plus accrued interest, which approximates fair market value. The investment in the common/collective trust fund in the accompanying financial statements is valued at the Plan’s proportionate interest in the fund as of the financial statement dates. Interest rates earned on the investment change daily. The value of this investment at December 31, 2002 and 2001 was $58,665,030 and $49,708,651, respectively, had an average yield for the year ended December 31, 2002 of 5.05% and crediting interest rates of 5.05% and 5.84% at December 31, 2002 and 2001, respectively.

Income Recognition

Interest income is accrued when earned. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized gains and losses are reflected in the accompanying financial statements as net depreciation in fair value of investments and are determined as fair value at the beginning of the year (or date purchased during the year) and selling price or year-end fair value.

Benefit Payments

Benefits paid to participants are recorded upon distribution.

Administrative Expenses

The Plan pays for certain administrative expenses incurred in connection with the Plan. For the year ended December 31, 2002, the Plan paid $388,556 in administrative expenses. Approximately $342,000 of this amount was paid by forfeitures. All other costs of maintaining the Plan are paid directly by the Member Employers.

(3)                     Investments

The following presents investments which exceed 5% of net assets available for plan benefits as of December 31, 2002 and 2001:

	2002		2001
	Shares/ units	Contract/ fair value	Shares/ units		Contract/ fair value
Fidelity Managed Income Portfolio II	58,665,030	$58,665,030	49,708,651		$49,708,651
Fidelity Magellan Fund	1,005,704	79,410,411	960,225		100,074,697
Fidelity Equity-Income Fund	1,141,090	45,267,040	1,057,230		51,561,104
Fidelity Growth Company Fund	1,418,447	50,241,378	1,368,155		72,813,235
Fidelity Retirement Government Money Market Portfolio	36,314,935	36,314,935	27,755,660		27,755,660
Fidelity Balanced Fund	1,994,799	26,510,878		*		*
Company Stock**	12,819,259	148,447,016	12,472,479		135,950,024

*                              Does not exceed 5% as of the respective date.

**                       Includes nonparticipant-directed investments as noted below.

During the year ended December 31, 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$(78,063,230)
Company stock	8,666,722
$(69,396,508)

Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31
	2002	2001
Net assets:
Company stock*	$148,447,016	$135,950,024
Money market fund	—	11,393
Employer defined contribution receivable	7,496,566	6,408,964
	$155,943,582	$142,370,381

* Includes participant-directed information as participant-directed and nonparticipant-directed information for this investment is not separately maintained.

Year ended December 31, 2002
Changes in net assets:
Additions:
Contributions:
Employer defined contributions	$7,496,566
Employee and employer matching contributions	3,192,780
Total contributions	10,689,346

Investment income:
Net appreciation in fair value of investments	8,666,722
Total additions	19,356,068

Deductions:
Benefits paid to participants	(4,410,604)
Transfers to participant-directed investments	(1,372,263)
Total deductions	(5,782,867)
Net increase	$13,573,201

(4)                     Related-Party Transactions

Certain plan investments are shares of money market funds, mutual funds, and a common/collective trust managed by Fidelity Investments and Wells Fargo. The Plan holds investment in shares of the Company’s stock. Fidelity Investments and Wells Fargo are the asset custodians, as defined by the plan document, and the Company is the plan administrator. As such, these investments and investment transactions qualify as party-in-interest transactions.

(5)                     Plan Termination

The Plan Sponsor has established the Plan and each of the participating Affiliated Employers have adopted the Plan with the bona fide intention and expectation that the Plan will continue indefinitely and that contributions will be made indefinitely, but no Member Employer shall be under any obligation to continue its contributions or its participation as a Member Employer or to maintain the Plan with respect to its employees for any given length of time. Any Member Employer may, in its sole and absolute discretion, completely discontinue its contributions or terminate its participation as a Member Employer at any time. The Plan Sponsor may, in its sole and absolute discretion, terminate the Plan at any time. In the event of the Plan termination, each participant’s account under the Plan shall become fully vested and nonforfeitable.

(6)                     Income Tax Status

The Plan obtained its latest determination letter of February 7, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2002 and 2001.

(7)                     Concentrations, Risks, and Uncertainties

The Plan has a concentration of investments in the Company’s stock. A change in the value of the Company’s stock could cause the value of the Plan’s net assets available for plan benefits to change due to this concentration.

The Company’s stock is not traded on a public stock exchange. It is only traded on an internal market. Absence of a public market may prevent participants from selling their participant-directed portion of the Company’s stock and could cause participants to lose all or a portion of their investment in the Company’s stock.

The Plan provides for various investments in a common/collective trust, money market funds, mutual funds, and the Company’s stock. Investment securities, in general, are exposed to various risks, such as significant world events, interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

(8)                     Reconciliation of Financial Statements to Form 5500

In accordance with accounting principles generally accepted in the United States of America, benefits are recorded when paid. However, for Form 5500 reporting purposes, amounts allocated to withdrawing participants are recorded for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2002 and 2001:

	2002	2001
Net assets available for plan benefits per the financial statements	$515,642,987	$530,490,576
Amounts allocated to withdrawing participants	(1,097,220)	(101,491)
Net assets available for plan benefits per the Form 5500 (unaudited)	$514,545,767	$530,389,085

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2002:

Benefits paid to participants per the financial statements	$20,162,876
Add amounts allocated to withdrawing participants at December 31, 2002	1,097,220
Deduct amounts allocated to withdrawing participants at December 31, 2001	(101,491)
Benefits paid to participants per the Form 5500 (unaudited)	$21,158,605

(9)                     Nonexempt Transactions

The Company had two non-exempt transaction related to contributions not remitted to the trust in a timely manner (see Schedule II). The Company has restored lost earnings to the participants’ accounts as a result of this late contribution.

Schedule I

CH2M HILL

RETIREMENT AND TAX-DEFERRED SAVINGS PLAN

Schedule of Assets (Held at End of Year)

December 31, 2002

	Number of shares or units	Current value
Common/collective trust:
Fidelity Managed Income Portfolio II*	58,665,030	$58,665,030

Money market funds:
Fidelity Retirement Government Money Market Portfolio*	36,314,935	36,314,935
Fidelity Cash Reserve*	208,402	208,402
Fidelity Retirement Money Market Fund*	1,081	1,081
Total money market funds		36,524,418

Mutual funds:
Fidelity Magellan Fund*	1,005,704	79,410,411
Fidelity Equity-Income Fund*	1,141,090	45,267,040
Fidelity Growth Company Fund*	1,418,447	50,241,378
Fidelity Balanced Fund*	1,994,799	26,510,878
PIMCO Mid Cap Growth Fund	644,682	9,915,206
Janus Worldwide Fund	659,302	21,183,378
Spartan U.S. Equity Index Fund	568,684	17,714,505
Ariel Fund	116,848	4,117,741
Domini Social Equity Fund	10,412	224,897
Total mutual funds		254,585,434

Company stock:
CH2M HILL Companies, Ltd. Common Stock, $0.01 par value* (cost of $59,921,450)	12,819,259	148,447,016

Participant loans (interest rates range from 5.50% to 6.75%)		6,868,538
Total investments		$505,090,436

* Represents a party-in-interest.

See accompanying independent auditors’ report.

Schedule II

CH2M HILL

RETIREMENT AND TAX-DEFERRED SAVINGS PLAN

Schedule of Nonexempt Transactions (Note 9)

Year ended December 31, 2002

Identity of party involved		Relationship to plan, employer, or other party-in-interest	Description of transaction	Transaction amount (a)

*	CH2M HILL Operations Management International	Affiliated Employer	Contributions not remitted in a timely manner to the Plan as follows – employee contributions for the pay period ended December 5, 2002 were not remitted to the Plan until February 2, 2003.	$91,489

*	CH2M HILL Operations Management International	Affiliated Employer	Contributions not remitted in a timely manner to the Plan as follows – employee contributions for the bonus pay period ended March 2, 2002 were not remitted to the plan until April 17, 2003.	$20,560

*                      Represents a party-in-interest.

(a)               Interest has been calculated at the corporate federal under-payment rate for the period of time the employer had control of the funds and is not included in the transaction amount. The total interest remitted to the Plan by the Company was $1,447.

See accompanying independent auditors’ report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CH2M HILL Retirement and Tax-Deferred Savings Plan Trustee

Date: June 30, 2003	/c/ Samuel H. Iapalucci
Samuel H. Iapalucci
Chief Financial Officer

EXHIBIT INDEX

The following exhibits are filed as part of this annual report:

Exhibit Number	Description

23.1	Independent Auditors’ Consent — KPMG LLP

99.1	Written Statement of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)

99.2	Written Statement of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)